SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/25/23


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
88,753

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
88,753


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
93,463(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.59%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
135,842

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
135,842


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
140,552 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.40%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
135,842

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
135,842


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
140,552(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.40%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of NextGen Infrastructure Income Fund
("NXG" or the "Issuer").

The principal executive offices of NXG are located at

600 N. Pearl Street, SUite 1205
Dallas, TX 75201


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.


ITEM 4. PURPOSE OF TRANSACTION

The filing persons believe the issuer's shares are undervalued and are hopeful management will take action to address the disparity between market price and net asset value.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 2/6/2023 there were 2,601,714 shares of common stock outstanding as of 11/30/22. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of May 5, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 93,463 shares of NXG (representing 3.59% of NXG's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of May 5, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 140,552 shares of NXG (representing 5.40% of NXG's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 4,710 shares. Bulldog Investors, LLP has shared power to dispose of and vote 88,753 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of NXG's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 47,089 shares.


c) During the past 60 days the following shares of NXG were bought.

Date			Shares		 Price
5/4/2023		1,982		 33.9891
5/3/2023		3,075		 34.3086
5/1/2023		140		 35.9000
4/28/2023		315		 36.4300
4/26/2023		2,987		 35.9185
4/25/2023		493	   	 36.7817
4/19/2023		1,008		 37.0000
4/5/2023		618		 36.5947
4/4/2023		5,898		 36.8366
4/3/2023		2,745		 37.3855
3/31/2023		350		 36.7100
3/30/2023		1,007		 36.1498
3/29/2023		2,451		 35.4750
3/28/2023		7,549		 34.9525
3/27/2023		9,000		 34.8541
3/23/2023		1,000		 34.0460
3/22/2023		2,405		 35.2016
3/20/2023		7,547		 35.5526
3/17/2023		569		 35.3477
3/16/2023		882		 35.8118
3/15/2023		400		 36.3050
3/10/2023		3,440		 38.4523
3/9/2023		2,936		 39.8008
3/7/2023		808		 39.7329



d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/8/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 8th day of May, 2023, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of NextGen Infrastructure Income Fund (NXG), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of NXG;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner